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September 24, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attention:	Jorge Bonilla Wilson Lee Shih-Kuei Chen Jonathan Burr

Re:	Emerging Markets Horizon Corp. Registration Statement on Form S-1 Filed August 3, 2021 File No. 333-258393

Ladies and Gentlemen:

On behalf of our client, Emerging Markets Horizon Corp. (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 11, 2021 (the “Comment Letter”) relating to the registration statement on Form S-1 of the Company, filed on August 3, 2021 (the “Registration Statement”). The Company is concurrently filing an amended registration statement on Form S-1/A (the “Amended Registration Statement”), including changes in response to the Staff’s comments and to provide further updates to the disclosure.

We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter, together with the Company’s response. Page references in the Company’s responses are to the Registration Statement.

Registration Statement on Form S-1 filed August 3, 2021

Capitalization, page 84

1.
We note your response to comment one regarding the classification of the 25,000,000 Class A shares that will be sold as part of your initial public offering of units and continue to believe that all 25,000,000 Class A shares should be classified outside of permanent equity and as part of shares subject to possible redemption.  For example, notwithstanding provisions in your amended and restated memorandum and articles of association, all of the Class A shares contain a redemption feature which provides each holder of such shares with the opportunity to have their shares redeemed, and management has no control over which Class A shares will be redeemed.  ASC 480-10-S99-3A provides that redemption provisions not solely within the control of the issuer require common stock subject to redemption to be classified outside of permanent equity.  Furthermore, ASC 480-10-25-6(b) provides guidance stating that in determining if an instrument is mandatorily redeemable, a provision that defers redemption until a specified liquidity level is reached would not affect classification of the instrument.  Therefore, while we acknowledge that provisions in your charter may result in you being unable to redeem all of the Class A shares in certain situations, it does not change the fact that each of the Class A shares contain redemption provisions which are outside of your control and therefore should be classified outside of permanent equity.

Response: The Company acknowledges the Staff’s comment and has classified 100% of its Class A shares that will be issued as part of its initial public offering of units (the “Public Shares”) as temporary equity. While the Company’s amended and restated memorandum and articles of association will provide limitations on redemptions such that in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, on an individual basis, each Public Share contains a redemption feature that allows it to be redeemed until after the business combination. Therefore, the Company has determined that all Public Shares should be classified as temporary equity until the right to redemption is exercised or expires and has revised its disclosure in the Amended Registration Statement accordingly.

2.
We note your response to comment one where you state that your amended and restated memorandum and articles of association will provide limitations on redemptions such that in no event will you redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001.  We also note in your response where you indicate that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001 so that you do not then become subject to the SEC’s “penny stock” rules.  We note that net tangible assets is defined in Rule 3a51-1(g) as total assets, less intangible assets and liabilities, which would not be reduced by the Class A shares classified outside of permanent equity and subject to possible redemption. Therefore, please disclose the definition of “net tangible assets” as defined in your charter and also clarify, pursuant to the charter, when the amount of net tangible assets is measured for this purpose, and how often.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in the Amended Registration Statement to (1) disclose the definition of “net tangible assets” as defined in its amended and restated memorandum and articles of association and (2) clarify that the amount of its net tangible assets will be measured immediately prior to or upon consummation of its business combination pursuant to its its amended and restated memorandum and articles of association.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 903 9014 or at jeffrey.cohen@linklaters.com with any questions or comments regarding this correspondence.

Sincerely,

/s/Jeffrey Cohen

Jeffrey Cohen
Via EDGAR

cc:	Matthew S. Poulter, Esq. (Linklaters LLP) Riccardo Orcel (Emerging Markets Horizon Corp.) David I. Gottlieb, Esq. (Cleary Gottlieb Steen & Hamilton LLP)